Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Parent Only Financial Statements for the

Years Ended December 31, 2024 and 2023 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

PWCR24002609

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying parent company only balance sheets of Chunghwa Telecom Co., Ltd. (the “Company”) as of December 31, 2024, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the parent company only financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2024 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2024 parent company only financial statements are stated as follows:

Accuracy of revenue on mobile service

Description

Refer to Note 3 for the accounting policies on revenue recognition and Notes 27 and 40 for details of revenue.

The Company recognizes revenue for mobile service based on the terms of mobile service contracts and actual usage of mobile services. Given that revenue on mobile service is comprised of a large number of low-dollar transactions from a large number of contracts and a wide variety of tariff plans, the Company highly relies on the automated information systems to process and recognize revenue for mobile service.

Given the Company’s revenue from mobile service is made up of a large number of low-dollar transactions and highly relies on information technology systems, a high degree of auditor effort was required in performing procedures related to accuracy of the Company’s revenue on mobile service. Thus, we consider the accuracy of revenue on mobile service as a key audit matter.

How our audit addressed the matter

Our audit procedures performed in respect of the above included the following:

1.

Obtained an understanding over the design of internal controls and information systems related to the business process of the Company’s revenue recognition on mobile service and evaluated operating effectiveness of such controls. This includes the following procedures:

•

Obtained an understanding and evaluated the significant systems related to revenue on mobile service, and tested the information technology general controls as well as the automated controls for automatic calculations and system interface over these systems.

•

Tested manual controls related to the review of information on mobile service, including service acceptance, updates to price information, data collection and system interface, pricing, billing, and accounting processes.

2.

Selected samples from mobile service revenue, agreed the samples selected to service contracts, invoices, payment records, and tested consistency between the data entered into the system and the original service contracts.

Other matter – Prior period financial statements audited by other independent auditors

The parent company only financial statements of the Company for the year ended December 31, 2023, were audited by other independent auditors who expressed an unmodified opinion on those statements on February 23, 2024.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh
For and on behalf of PricewaterhouseCoopers, Taiwan
February 26, 2025

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars)

	2024		2023
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 3, 6 and 34)	$25,028,261	5	$22,759,222	5
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	27	—	483	—
Hedging financial assets (Notes 3 and 20)	1,133	—	—	—
Contract assets (Notes 3 and 27)	2,840,082	1	2,378,557	1
Trade notes and accounts receivable, net (Notes 3, 4, 10 and 27)	22,579,093	5	21,501,983	4
Receivables from related parties (Note 34)	904,400	—	915,515	—
Inventories (Notes 3, 4, 11 and 36)	6,093,041	1	5,556,391	1
Prepayments (Note 12)	2,218,834	—	1,786,418	—
Other current monetary assets (Notes 13, 25 and 34)	20,275,215	4	17,440,198	3
Other current assets (Note 19)	2,003,000	—	2,234,481	1

Total current assets	81,943,086	16	74,573,248	15

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	957,548	—	983,799	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	4,446,650	1	4,100,121	1
Financial assets at amortized cost (Notes 3 and 9)	2,000,000	—	—	—
Investments accounted for using equity method (Notes 3 and 14)	22,818,526	5	21,800,280	4
Contract assets (Notes 3 and 27)	1,654,675	—	1,470,048	—
Property, plant and equipment (Notes 3, 4, 15, 31, 34 and 36)	277,555,283	55	280,957,955	56
Right-of-use assets (Notes 3, 4, 16 and 34)	10,060,020	2	10,448,737	2
Investment properties (Notes 3, 4 and 17)	12,471,985	2	9,975,729	2
Intangible assets (Notes 3, 4 and 18)	65,835,855	13	72,268,996	15
Deferred income tax assets (Notes 3 and 29)	1,516,083	—	1,939,947	—
Incremental costs of obtaining contracts (Notes 3 and 27)	9,631,413	2	8,570,626	2
Net defined benefit assets (Notes 3, 4 and 25)	8,831,611	2	5,937,496	1
Prepayments (Notes 12 and 36)	3,757,969	1	2,542,668	1
Other noncurrent assets (Notes 19, 35 and 36)	4,057,113	1	3,823,228	1

Total noncurrent assets	425,594,731	84	424,819,630	85

TOTAL	$507,537,817	100	$499,392,878	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Hedging financial liabilities (Notes 3 and 20)	$1,907	—	$44	—
Contract liabilities (Notes 3 and 27)	14,123,368	3	12,518,134	3
Trade notes and accounts payable (Note 22)	12,373,111	2	10,554,797	2
Payables to related parties (Note 34)	4,738,525	1	4,143,175	1
Current tax liabilities (Notes 3 and 29)	4,147,707	1	4,296,534	1
Lease liabilities (Notes 3, 4, 16, 31 and 34)	3,168,016	1	3,127,254	1
Other payables (Notes 23 and 31)	21,544,689	4	20,439,778	4
Provisions (Notes 3 and 24)	325,812	—	238,130	—
Current portion of bonds payable (Notes 3 and 21)	8,798,880	2	—	—
Other current liabilities	940,377	—	941,518	—

Total current liabilities	70,162,392	14	56,259,364	12

NONCURRENT LIABILITIES
Bonds payable (Notes 3 and 21)	21,689,326	4	30,482,766	6
Contract liabilities (Notes 3, 27 and36)	5,782,173	1	5,736,939	1
Deferred income tax liabilities (Notes 3 and 29)	2,605,414	1	2,428,652	—
Provisions (Notes 3 and 24)	509,177	—	475,122	—
Lease liabilities (Notes 3, 4, 16, 31 and 34)	6,872,331	1	7,059,756	1
Customers’ deposits (Note 34)	5,108,234	1	5,079,887	1
Net defined benefit liabilities (Notes 3, 4 and 25)	2,085,962	—	2,069,464	—
Other noncurrent liabilities	7,772,118	2	7,492,840	2

Total noncurrent liabilities	52,424,735	10	60,825,426	11

Total liabilities	122,587,127	24	117,084,790	23

EQUITY (Note 26)
Common stocks	77,574,465	15	77,574,465	16

Additional paid-in capital	171,587,279	34	171,289,086	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	16
Special reserve	2,675,419	1	2,898,503	1
Unappropriated earnings	54,953,379	11	52,618,677	10

Total retained earnings	135,203,263	27	133,091,645	27

Others	585,683	—	352,892	—

Total equity	384,950,690	76	382,308,088	77

TOTAL	$507,537,817	100	$499,392,878	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2024		2023
	Amount	%	Amount	%
REVENUES (Notes 3, 27, 34 and 40)	$192,942,916	100	$188,729,545	100
OPERATING COSTS (Notes 3, 11, 25, 27, 28 and 34)	121,801,607	63	118,106,266	63

GROSS PROFIT	71,141,309	37	70,623,279	37

OPERATING EXPENSES (Notes 3, 10, 25, 28 and 34)
Marketing	19,365,397	10	18,189,050	10
General and administrative	5,484,110	3	5,330,388	3
Research and development	3,124,052	2	2,902,230	2
Expected credit loss	177,855	—	131,417	—

Total operating expenses	28,151,414	15	26,553,085	15

OTHER INCOME AND EXPENSES (Notes 15, 17, 28 and 40)	123,305	—	(633,364)	—

INCOME FROM OPERATIONS	43,113,200	22	43,436,830	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Notes 34 and 40)	611,483	—	477,903	—
Other income (Notes 8, 28 and 34)	319,117	—	244,659	—
Other gains and losses (Notes 28, 33 and 34)	(216,979)	—	(320,304)	—
Interest expense (Notes 16, 28, 34 and 40)	(273,095)	—	(255,446)	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 14 and 40)	2,050,828	1	1,673,737	1

Total non-operating income and expenses	2,491,354	1	1,820,549	1

INCOME BEFORE INCOME TAX	45,604,554	23	45,257,379	23
INCOME TAX EXPENSE (Notes 3 and 29)	8,384,090	4	8,340,671	4

NET INCOME	37,220,464	19	36,916,708	19

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2024		2023
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	$2,225,453	1	$139,498	—
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 26 and 33)	63,749	—	669,581	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 20)	(730)	—	(12,935)	—
Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using equity method (Notes 3, 14 and 26)	2,802	—	(17,878)	—
Income tax relating to items that will not be reclassified to profit or loss (Note 29)	(445,091)	—	(27,900)	—

	1,846,183	1	750,366	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	170,923	—	(41,369)	—
Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using equity method (Note 14)	16,770	—	(9,178)	—

	187,693	—	(50,547)	—

Total other comprehensive income, net of income tax	$2,033,876	1	699,819	—

TOTAL COMPREHENSIVE INCOME	$39,254,340	20	$37,616,527	19
EARNINGS PER SHARE (Note 30)
Basic	$4.80		$4.76

Diluted	$4.79		$4.75

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars)

						Others (Notes 20 and 26)
		Additional	Retained Earnings (Note 26)			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Financial Assets at Fair Value through Other	Gain or Loss
	Common Stocks (Note 26)	Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total Equity
BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—
Cash dividends	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)
Unclaimed dividend	—	2,217	—	—	—	—	—	—	2,217
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(14,029)	—	—	—	—	—	—	(14,029)
Net income for the year ended December 31, 2023	—	—	—	—	36,916,708	—	—	—	36,916,708
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	123,843	(56,599)	645,510	(12,935)	699,819

Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	37,040,551	(56,599)	645,510	(12,935)	37,616,527

BALANCE, DECEMBER 31, 2023	77,574,465	171,289,086	77,574,465	2,898,503	52,618,677	(167,812)	520,748	(44)	382,308,088
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—
Cash dividends	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)
Unclaimed dividend	—	2,109	—	—	—	—	—	—	2,109
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	71,791	—	—	—	—	—	—	71,791
Actual disposal of interests in subsidiaries	—	224,293	—	—	—	—	—	—	224,293
Net income for the year ended December 31, 2024	—	—	—	—	37,220,464	—	—	—	37,220,464
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,801,085	190,664	42,857	(730)	2,033,876

Total comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	39,021,549	190,664	42,857	(730)	39,254,340

BALANCE, DECEMBER 31, 2024	$77,574,465	$171,587,279	$77,574,465	$2,675,419	$54,953,379	$22,852	$563,605	$(774)	$384,950,690

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$45,604,554	$45,257,379
Adjustments for:
Depreciation	31,634,679	31,729,339
Amortization	6,595,302	6,612,749
Amortization of incremental costs of obtaining contracts	6,730,872	6,115,128
Expected credit loss	177,855	131,417
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	143,102	108,337
Interest expense	273,095	255,446
Interest income	(611,483)	(477,903)
Dividend income	(234,593)	(161,652)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(2,050,828)	(1,673,737)
Loss (gain) on disposal of property, plant and equipment	15,895	(1,430)
Provision for impairment loss and obsolescence of inventory	50,759	26,235
Impairment loss on property, plant and equipment	—	298,891
Impairment loss (reversal of impairment loss) on investment properties	(139,200)	335,903
Others	(64,475)	(63,548)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(648,066)	(522,412)
Trade notes and accounts receivable	(1,205,988)	(162,494)
Receivables from related parties	11,115	293,791
Inventories	(587,409)	(629,623)
Prepayments	(247,643)	(293,244)
Other current assets	231,481	1,148,246
Other current monetary assets	148,010	(84,890)
Incremental cost of obtaining contracts	(7,791,659)	(6,981,327)
Increase (decrease) in:
Contract liabilities	1,650,468	(215,977)
Trade notes and accounts payable	1,817,467	(1,885,721)
Payables to related parties	595,350	428,053
Other payables	1,159,388	152,377
Provisions	121,737	363,923
Net defined benefit plans	(652,165)	(713,142)
Other current liabilities	5,741	(8,347)

Cash generated from operations	82,733,361	79,381,767
Interests paid	(266,993)	(247,358)
Income taxes paid	(8,377,382)	(8,505,629)

Net cash provided by operating activities	74,088,986	70,628,780

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars)

	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(282,780)	$(290,000)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	3,326	—
Acquisition of financial assets at amortized cost	(2,000,000)	—
Acquisition of financial assets at fair value through profit or loss	(158,909)	(133,171)
Acquisition of investments accounted for using equity method	(461,080)	(1,543,847)
Acquisition of property, plant and equipment	(26,915,138)	(29,278,569)
Proceeds from disposal of property, plant and equipment	11,787	13,491
Acquisition of intangible assets	(162,161)	(184,105)
Acquisition of investment properties	(4,333)	(54,081)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(70,883,712)	(42,950,609)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	67,916,007	27,019,811
Decrease (increase) in other noncurrent assets	(235,656)	109,040
Increase in prepayments for leases	(1,400,074)	(1,729,118)
Interests received	594,472	428,539
Cash dividends received from others	234,593	161,652
Cash dividends received from subsidiaries, associates and joint ventures accounted for using equity method	1,716,284	1,727,560
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	42,514	22,262

Net cash used in investing activities	(31,984,860)	(46,681,145)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in customers’ deposits	21,465	85,880
Payments for the principal of lease liabilities	(3,486,781)	(3,458,516)
Increase in other noncurrent liabilities	279,278	681,458
Cash dividends paid	(36,909,931)	(36,475,514)
Partial disposal of interests in subsidiaries without a loss of control	258,773	—
Unclaimed dividend	2,109	2,217

Net cash used in financing activities	(39,835,087)	(39,164,475)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,269,039	(15,216,840)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	22,759,222	37,976,062

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$25,028,261	$22,759,222

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on February 26, 2025.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company on the balance sheet date does not have in substance the right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial paper, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives are measured at cost less accumulated impairment loss.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1) Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 33.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research, development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and such temporary differences are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for the acquisition of a subsidiary, the tax effect is included in the accounting for the investments in a subsidiary.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

a.	Material accounting judgments

1)	Principal versus agent

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)	Control over subsidiaries

As discussed in Note 14, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 10. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 33. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Material Accounting Policy Information—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2025

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements-Volume 11	January 1, 2026

As of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2024	2023
Cash
Cash on hand	$113,478	$136,439
Bank deposits	5,811,284	2,941,563

	5,924,762	3,078,002

Cash equivalents (with maturities of less than three months)
Commercial paper	16,302,531	13,780,940
Negotiable certificates of deposit	2,800,000	5,900,000
Time deposits	560	—
Stimulus vouchers	408	280

	19,103,499	19,681,220

	$25,028,261	$22,759,222

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	December 31
	2024	2023
Bank deposits	0.00%~2.55%	0.00%~3.10%
Commercial paper	1.49%~1.56%	1.31%~1.33%
Negotiable certificates of deposit	1.55%~1.70%	1.38%
Time deposits	1.23%	—

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2024	2023
Financial assets - current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$27	$483

Financial assets - noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$628,737	$703,537
Non-listed stocks - foreign	15,575	73,279
Limited partnership - domestic	276,479	182,678
Other investing agreements	36,757	24,305

	$957,548	$983,799

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of December 31, 2024, Chunghwa invested $300,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2024
Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10,177 / EUR300
December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$144,936 / EUR4,300

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2024	2023
Domestic investments
Non-listed stocks	$3,779,334	$3,665,209
Foreign investments
Non-listed stocks	667,316	434,912

	$4,446,650	$4,100,121

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company recognized dividend income of $234,593 thousand and $161,652 thousand for the years ended December 31, 2024 and 2023, respectively, both of which were from the outstanding investments on December 31, 2024 and 2023, respectively.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	December 31
	2024	2023
Corporate bonds	$2,000,000	$—

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2024	2023
Trade notes and accounts receivable	$23,688,829	$22,580,756
Less: Loss allowance	(1,109,736)	(1,078,773)

	$22,579,093	$21,501,983

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

December 31, 2023
	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	12%~82%	23%~91%	40%~96%	100%
Gross carrying amount	$17,065,909	$346,172	$135,390	$69,909	$47,730	$48,827	$577,604	$18,291,541
Loss allowance (lifetime ECL)	(49,828)	(21,667)	(28,978)	(29,154)	(35,221)	(21,848)	(577,604)	(764,300)

Amortized cost	$17,016,081	$324,505	$106,412	$40,755	$12,509	$26,979	$—	$17,527,241

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,868,984	$101,408	$11,954	$17,535	$1,353	$613	$287,368	$4,289,215
Loss allowance (lifetime ECL)	(2,812)	(16,671)	(1,195)	(5,261)	(676)	(490)	(287,368)	(314,473)

Amortized cost	$3,866,172	$84,737	$10,759	$12,274	$677	$123	$—	$3,974,742

Note a:

Please refer to Note 40 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2024	2023
Beginning balance	$1,078,773	$1,335,778
Add: Provision for credit loss	169,874	120,216
Less: Amounts written off	(138,911)	(377,221)

Ending balance	$1,109,736	$1,078,773

11.	INVENTORIES

	December 31
	2024	2023
Merchandise	$1,960,035	$1,649,839
Project in process	4,133,006	3,906,552

	$6,093,041	$5,556,391

The operating costs related to inventories were $28,426,992 thousand (including the valuation loss on inventories of $50,759 thousand) and $28,244,205 thousand (including the valuation loss on inventories of $26,235 thousand) for the years ended December 31, 2024 and 2023, respectively.

12.	PREPAYMENTS

	December 31
	2024	2023
Prepayments for leases - satellite (Note 36)	$3,129,192	$1,729,118
Prepaid rents	910,253	1,203,681
Others	1,937,358	1,396,287

	$5,976,803	$4,329,086

Current
Prepaid rents	$281,476	$390,131
Others	1,937,358	1,396,287

	$2,218,834	$1,786,418

Noncurrent
Prepayments for leases - satellite (Note 36)	$3,129,192	$1,729,118
Prepaid rents	628,777	813,550

	$3,757,969	$2,542,668

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2024	2023
Time deposits and negotiable certificates of deposit with maturities of more than three months	$18,918,784	$15,948,029
Accrued custodial receipts	720,693	888,916
Others	635,738	603,253

	$20,275,215	$17,440,198

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2024	2023
Time deposits and negotiable certificates of deposit with maturities of more than three months	1.55%~3.30%	1.38%~3.54%

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2024	2023
Investments in subsidiaries	$16,341,190	$15,387,218
Investments in associates	6,468,085	6,403,599
Investments in joint venture	9,251	9,463

	$22,818,526	$21,800,280

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2024	2023
Listed
Senao International Co., Ltd. (“SENAO”)	$(67,436)	$(18,976)
CHIEF Telecom Inc. (“CHIEF”)	2,333,846	2,161,121
Emerging
International Integrated Systems, Inc. (“IISI”)	654,315	663,066
CHT Security Co., Ltd. (“CHTSC”)	499,199	466,165
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,839,467	3,831,897
Chunghwa Investment Co., Ltd. (“CHI”)	3,167,570	3,055,678
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,282,150	1,182,985
Donghwa Telecom Co., Ltd. (“DHT”)	928,105	765,986
Chunghwa Telecom Global, Inc. (“CHTG”)	855,234	708,711
Chunghwa System Integration Co., Ltd. (“CHSI”)	695,078	694,245
Honghwa International Co., Ltd. (“HHI”)	664,601	741,619
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	280,861	155,873
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	210,581	207,797
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	196,351	167,628
Prime Asia Investments Group Ltd. (“Prime Asia”)	183,762	167,441
Spring House Entertainment Tech. Inc. (“SHE”)	166,407	164,793
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	149,832	122,556
Chunghwa Telecom Europe GmbH (“CHTEU”)	116,752	—
Smartfun Digital Co., Ltd. (“SFD”)	84,284	82,314
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	76,320	74,041
Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	39,201	—
Chunghwa Sochamp Technology Inc. (“CHST”)	(15,290)	(7,722)

	$16,341,190	$15,387,218

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2024	2023
Senao International Co., Ltd. (“SENAO”)	28	28
CHIEF Telecom Inc. (“CHIEF”)	56	56
International Integrated Systems, Inc. (“IISI”)	50	51
CHT Security Co., Ltd. (“CHTSC”)	63	69
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	70	75
Prime Asia Investments Group Ltd. (“Prime Asia”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
Chunghwa Telecom Europe GmbH (“CHTEU”)	100	—
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	100	—
Chunghwa Sochamp Technology Inc. (“CHST”)	37	37

The Company continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

CHIEF issued new shares in December 2023 and December 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 55.70% and 55.64% as of December 31, 2023 and 2024, respectively.

The Company controls more than half of seats of the Board of Directors of CHST as of December 31, 2024. As a result, the Company treated CHST as a subsidiary. For the information of changes in the Company’s control over CHST in January 2025, please refer to Note 37.

CHTSC issued new shares in February 2023, May 2023, January 2024, March 2024 and December 2024 as its employees exercised options. In addition, the Company disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 69.28% and 63.45% as of December 31, 2023 and 2024, respectively.

The Company disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of December 31, 2024. The Company continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

The Company invested and established CHTEU in July 2024. The Company obtained 100% ownership interest of CHTEU.

CLPT issued new shares in May 2023 and July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% and 69.87% as of December 31, 2023 and 2024, respectively.

The Company invested and established CDCC Capital in February 2024. The Company obtained 100% ownership interest of CDCC Capital.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 39.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2024	2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,950,922	$4,293,338

Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	278,967	266,407
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	573,275	542,178
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	379,357	312,800
Taiwania Hive Technology Fund L.P. (“TWTF”)	276,180	—
WiAdvance Technology Corporation (“WATC”)	273,440	212,101
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	252,625	257,657
So-net Entertainment Taiwan Limited (“So-net”)	192,968	225,697
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	151,241	163,999
Taiwan International Ports Logistics Corporation (“TIPL”)	133,836	121,948
Cornerstone Ventures Co., Ltd. (“CVC”)	5,274	7,474

	2,517,163	2,110,261

	$6,468,085	$6,403,599

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2024	2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46
Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Taiwania Hive Technology Fund L.P. (“TWTF”)	42	—
WiAdvance Technology Corporation (“WATC”)	16	19
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49

Summarized financial information of NCB was set out below:

	December 31
	2024	2023
Assets	$48,636,633	$37,431,036
Liabilities	(40,043,113)	(28,083,960)

Equity	$8,593,520	$9,347,076

The percentage of ownership interest held by the Company	46.26%	46.26%
Equity attributable to the Company	$3,975,362	$4,323,958
Unrealized gain or loss from downstream transactions	(24,440)	(30,620)

The carrying amount of investment	$3,950,922	$4,293,338

	Year Ended December 31
	2024	2023
Net revenues	$313,834	$10,172

Net loss for the year	$(747,135)	$(968,614)
Other comprehensive income (loss)	(6,421)	14,363

Total comprehensive loss for the year	$(753,556)	$(954,251)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2024	2023
The Company’s share of profits	$228,426	$197,165
The Company’s share of other comprehensive income	16,320	5,421

The Company’s share of total comprehensive income	$244,746	$202,586

The Level 1 fair values of associate based on the closing market prices as of the balance sheet date was as follows:

	December 31
	2024	2023
KWT	$896,747	$987,520

CVC was approved to end and dissolve its business in November 2024. The liquidation of CVC is still in process. The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. Therefore, the Company’s ownership interest in KWT decreased to 22.58% as of December 31, 2024.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in April 2023, September 2023, December 2023, March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 19.22% and 16.24% as of December 31, 2023, and December 31, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested $288,405 thousand (USD 9,000 thousand) in August 2024 and obtained 41.75% ownership interest in TWTF. TWTF mainly engages in investment.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage at the amount of $1,543,847 thousand. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although the Company is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. The Company is not able to direct its relevant activities. Therefore, the Company does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

c.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2024	2023	2024	2023
Non-listed
Chunghwa SEA Holdings(“CHT SEA”)	$9,251	$9,463	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2024	2023
The Company’s share of loss	$(212)	$(214)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(212)	$(214)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2024	2023
Assets used by the Company	$272,732,179	$273,888,049
Assets subject to operating leases	4,823,104	7,069,906

	$277,555,283	$280,957,955

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2023	$100,055,580	$1,675,255	$68,526,720	$10,502,429	$716,026,315	$3,962,664	$8,471,359	$13,173,137	$922,393,459
Additions	—	—	—	—	12,656	—	43	28,490,899	28,503,598
Disposal	(1,804)	—	(500)	(1,011,019)	(24,781,833)	(112,057)	(356,463)	—	(26,263,676)
Others	(880,160)	33,981	(1,228,523)	849,888	26,108,654	186,948	613,772	(27,918,180)	(2,233,620)

Balance on December 31, 2023	$99,173,616	$1,709,236	$67,297,697	$10,341,298	$717,365,792	$4,037,555	$8,728,711	$13,745,856	$922,399,761

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(31,156,347)	$(9,123,302)	$(595,040,582)	$(3,667,077)	$(6,611,113)	$—	$(647,072,506)
Depreciation expenses	—	(33,847)	(1,262,820)	(610,623)	(25,513,402)	(92,104)	(453,829)	—	(27,966,625)
Disposal	—	—	174	1,010,659	24,775,999	112,057	352,726	—	26,251,615
Impairment loss	—	—	—	—	(298,891)	—	—	—	(298,891)
Others	—	—	632,129	(238)	(41,534)	(504)	(15,158)	—	574,695

Balance on December 31, 2023	$—	$(1,507,932)	$(31,786,864)	$(8,723,504)	$(596,118,410)	$(3,647,628)	$(6,727,374)	$—	$(648,511,712)

Balance on January 1, 2023, net	$100,055,580	$201,170	$37,370,373	$1,379,127	$120,985,733	$295,587	$1,860,246	$13,173,137	$275,320,953

Balance on December 31, 2023, net	$99,173,616	$201,304	$35,510,833	$1,617,794	$121,247,382	$389,927	$2,001,337	$13,745,856	$273,888,049

Cost
Balance on January 1, 2024	$99,173,616	$1,709,236	$67,297,697	$10,341,298	$717,365,792	$4,037,555	$8,728,711	$13,745,856	$922,399,761
Additions	—	—	—	243	23,079	47	—	26,873,416	26,896,785
Disposal	(382)	(386)	(18,360)	(1,157,459)	(26,955,118)	(151,443)	(439,344)	—	(28,722,492)
Others	(556,692)	40,764	1,050,093	626,796	22,914,854	282,532	845,726	(25,124,827)	79,246

Balance on December 31, 2024	$98,616,542	$1,749,614	$68,329,430	$9,810,878	$713,348,607	$4,168,691	$9,135,093	$15,494,445	$920,653,300

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(31,786,864)	$(8,723,504)	$(596,118,410)	$(3,647,628)	$(6,727,374)	$—	$(648,511,712)
Depreciation expenses	—	(36,130)	(1,287,209)	(664,084)	(25,221,452)	(125,373)	(478,520)	—	(27,812,768)
Disposal	—	386	16,598	1,157,459	26,948,410	151,443	420,514	—	28,694,810
Others	—	303	(155,277)	(477)	(7,374)	(495)	(128,131)	—	(291,451)

Balance on December 31, 2024	$—	$(1,543,373)	$(33,212,752)	$(8,230,606)	$(594,398,826)	$(3,622,053)	$(6,913,511)	$—	$(647,921,121)

Balance on January 1, 2024, net	$99,173,616	$201,304	$35,510,833	$1,617,794	$121,247,382	$389,927	$2,001,337	$13,745,856	$273,888,049

Balance on December 31, 2024, net	$98,616,542	$206,241	$35,116,678	$1,580,272	$118,949,781	$546,638	$2,221,582	$15,494,445	$272,732,179

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2024.

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the telecommunications service provided by 3G network would be discontinued in 2024; therefore, the Company recognized an impairment loss of $298,891 thousand for the year ended December 31, 2023. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years
Computer equipment	4~6 years
Telecommunications equipment
Telecommunication circuits	10~15 years
Telecommunication machinery and antennas equipment	3~10 years
Transportation equipment	3~7 years
Miscellaneous equipment
Leasehold improvements	2~6 years
Mechanical and air conditioner equipment	5~16 years
Others	3~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2023	$4,204,152	$2,753,950	$6,958,102
Others	553,504	1,358,209	1,911,713

Balance on December 31, 2023	$4,757,656	$4,112,159	$8,869,815

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,143,862)	$(1,143,862)
Depreciation expenses	—	(75,535)	(75,535)
Others	—	(580,512)	(580,512)

Balance on December 31, 2023	$—	$(1,799,909)	$(1,799,909)

Balance on January 1, 2023, net	$4,204,152	$1,610,088	$5,814,240

Balance on December 31, 2023, net	$4,757,656	$2,312,250	$7,069,906

Cost
Balance on January 1, 2024	$4,757,656	$4,112,159	$8,869,815
Others	(1,801,861)	(702,537)	(2,504,398)

Balance on December 31, 2024	$2,955,795	$3,409,622	$6,365,417

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,799,909)	$(1,799,909)
Depreciation expenses	—	(61,512)	(61,512)
Others	—	319,108	319,108

Balance on December 31, 2024	$—	$(1,542,313)	$(1,542,313)

Balance on January 1, 2024, net	$4,757,656	$2,312,250	$7,069,906

Balance on December 31, 2024, net	$2,955,795	$1,867,309	$4,823,104

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2024	2023
Year 1	$387,965	$513,736
Year 2	253,039	306,448
Year 3	139,341	232,470
Year 4	95,900	178,110
Year 5	64,966	146,896
Onwards	138,457	1,025,127

	$1,079,668	$2,402,787

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2024	2023
Land and buildings
Handsets base stations	$7,652,086	$7,581,406
Others	722,663	981,472
Equipment	1,685,271	1,885,859

	$10,060,020	$10,448,737

Additions to right-of-use assets	$3,546,274	$3,712,896

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$3,009,577	$2,940,005
Others	366,446	370,565
Equipment	339,604	332,309

	$3,715,627	$3,642,879

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2024 and 2023.

b.	Lease liabilities

	December 31
	2024	2023
Lease liabilities
Current	$3,168,016	$3,127,254
Noncurrent	6,872,331	7,059,756

	$10,040,347	$10,187,010

Ranges of discount rates for lease liabilities were as follows:

December 31
	2024	2023
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~1.84%
Others	0.37%~1.88%	0.37%~1.88%
Equipment	0.37%~1.68%	0.37%~1.42%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between the Company and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 34 for details.

d.	Other lease information

	Year Ended December 31
	2024	2023
Expenses relating to low-value asset leases	$929	$873

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$936	$2,302

Total cash outflow for leases	$3,593,319	$3,546,729

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2023	$10,950,295
Additions	54,081
Reclassification	327,724

Balance on December 31, 2023	$11,332,100

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(44,300)
Impairment loss	(335,903)

Balance on December 31, 2023	$(1,356,371)

Balance on January 1, 2023, net	$9,974,127

Balance on December 31, 2023, net	$9,975,729

Cost
Balance on January 1, 2024	$11,332,100
Additions	4,333
Reclassification	2,426,527

Balance on December 31, 2024	$13,762,960

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(44,772)
Reversal of impairment loss	139,200
Reclassification	(29,032)

Balance on December 31, 2024	$(1,290,975)

Balance on January 1, 2024, net	$9,975,729

Balance on December 31, 2024, net	$12,471,985

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized a reversal of impairment loss of $139,200 thousand and an impairment loss of $335,903 thousand for the years ended December 31, 2024 and 2023, respectively. The impairment loss and the reversal of impairment loss were included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2024 and 2023 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2024	2023
Fair value	$42,636,110	$25,568,988

Overall capital interest rate	1.47%~5.81%	1.43%~5.51%
Profit margin ratio	12%~20%	10%~20%
Discount rate	0%~10%	—
Capitalization rate	1.12%~2.13%	0.23%~2.28%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2024	2023
Year 1	$296,183	$190,983
Year 2	271,193	180,811
Year 3	240,602	159,397
Year 4	216,712	129,733
Year 5	214,118	107,898
Onwards	1,710,215	863,576

	$2,949,023	$1,632,398

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2023	$109,963,431	$2,266,562	$51,796	$112,281,789
Additions - acquired separately	—	182,103	2,002	184,105
Disposal	—	(482,089)	(6,377)	(488,466)

Balance on December 31, 2023	$109,963,431	$1,966,576	$47,421	$111,977,428

(Continued)

	Mobile Broadband Concession	Computer Software	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(1,746,697)	$(25,174)	$(33,584,149)
Amortization expenses	(6,390,138)	(213,457)	(9,154)	(6,612,749)
Disposal	—	482,089	6,377	488,466

Balance on December 31, 2023	$(38,202,416)	$(1,478,065)	$(27,951)	$(39,708,432)

Balance on January 1, 2023, net	$78,151,153	$519,865	$26,622	$78,697,640

Balance on December 31, 2023, net	$71,761,015	$488,511	$19,470	$72,268,996

Cost
Balance on January 1, 2024	$109,963,431	$1,966,576	$47,421	$111,977,428
Additions - acquired separately	—	160,730	1,431	162,161
Disposal	—	(309,202)	(8,301)	(317,503)

Balance on December 31, 2024	$109,963,431	$1,818,104	$40,551	$111,822,086

Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,478,065)	$(27,951)	$(39,708,432)
Amortization expenses	(6,390,139)	(197,084)	(8,079)	(6,595,302)
Disposal	—	309,202	8,301	317,503

Balance on December 31, 2024	$(44,592,555)	$(1,365,947)	$(27,729)	$(45,986,231)

Balance on January 1, 2024, net	$71,761,015	$488,511	$19,470	$72,268,996

Balance on December 31, 2024, net	$65,370,876	$452,157	$12,822	$65,835,855

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 11 years.

The Company did not recognize any impairment loss on intangible assets for the years ended December 31, 2024 and 2023.

19.	OTHER ASSETS

	December 31
	2024	2023
Spare parts	$1,995,652	$2,223,167
Refundable deposits	1,547,611	1,388,444
Other financial assets	1,000,000	1,000,000
Others	1,516,850	1,446,098

	$6,060,113	$6,057,709

Current
Spare parts	$1,995,652	$2,223,167
Others	7,348	11,314

	$2,003,000	$2,234,481

Noncurrent
Refundable deposits	$1,547,611	$1,388,444
Other financial assets	1,000,000	1,000,000
Others	1,509,502	1,434,784

	$4,057,113	$3,823,228

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

The Company’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2024

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NTD 341,036 /EUR 10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

December 31, 2023

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$23,717/ EUR700	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$44	$(12,935)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,935	$(44)	$—

Year ended December 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(730)	$—	—	$ (2,029) Construction in progress and equipment to be accepted	$ — Other gains and losses

Year ended December 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(12,935)	$—	—	$ 36,714 Construction in progress and equipment to be accepted	$ — Other gains and losses

21.	BONDS PAYABLE

	December 31
	2024	2023
Unsecured domestic bonds	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(11,794)	(17,234)

	30,488,206	30,482,766
Less: Current portion	(8,798,880)	—

	$21,689,326	$30,482,766

The major terms of unsecured domestic bonds issued by the Company were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2024	2023
Trade notes and accounts payable	$12,373,111	$10,554,797

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	December 31
	2024	2023
Accrued salary and compensation	$8,393,666	$8,364,528
Payables to contractors	2,257,342	1,969,208
Accrued compensation to employees and remuneration to directors and supervisors	1,972,050	1,562,278
Amounts collected for others	1,728,914	1,593,835
Accrued maintenance costs	1,112,694	1,225,547
Payables to equipment suppliers	393,359	701,491
Others	5,686,664	5,022,891

	$21,544,689	$20,439,778

24.	PROVISIONS

	December 31
	2024	2023
Employee benefits	$402,565	$374,067
Onerous contracts	255,373	178,712
Warranties	163,477	157,406
Others	13,574	3,067

	$834,989	$713,252

Current	$325,812	$238,130
Noncurrent	509,177	475,122

	$834,989	$713,252

	Employee Benefits	Onerous Contracts	Warranties	Others	Total
Balance on January 1, 2023	$64,776	$80,651	$150,135	$3,767	$299,329
Additional / (reversal of) provisions recognized	310,257	48,061	29,664	(700)	387,282
Used / forfeited during the year	(966)	—	(22,393)	—	(23,359)
Reclassification	—	50,000	—	—	50,000

Balance on December 31, 2023	$374,067	$178,712	$157,406	$3,067	$713,252

Balance on January 1, 2024	$374,067	$178,712	$157,406	$3,067	$713,252
Additional / (reversal of) provisions recognized	30,993	76,661	34,992	11,101	153,747
Used / forfeited during the year	(2,495)	—	(28,921)	(594)	(32,010)

Balance on December 31, 2024	$402,565	$255,373	$163,477	$13,574	$834,989

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law in the ROC is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and

deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2024	2023
Present value of funded defined benefit obligation	$27,731,063	$30,048,947
Fair value of plan assets	(34,476,712)	(33,916,979)

Funded status - surplus	$(6,745,649)	$(3,868,032)

Net defined benefit liabilities	$2,085,962	$2,069,464
Net defined benefit assets	(8,831,611)	(5,937,496)

	$(6,745,649)	$(3,868,032)

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2023	$33,295,706	$36,311,098	$(3,015,392)
Current service cost	1,005,339	—	1,005,339
Interest expense / interest income	399,556	448,691	(49,135)

Amounts recognized in profit or loss	1,404,895	448,691	956,204

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	306,892	(306,892)
Actuarial gain recognized from changes in demographic assumptions	(99,553)	—	(99,553)
Actuarial loss recognized from experience adjustments	266,947	—	266,947

Amounts recognized in other comprehensive income	167,394	306,892	(139,498)

Contributions from employer	—	1,370,171	(1,370,171)
Benefits paid	(4,519,873)	(4,519,873)	—
Benefits paid directly by the Company	(299,175)	—	(299,175)

Balance on December 31, 2023	30,048,947	33,916,979	(3,868,032)
Current service cost	903,348	—	903,348
Interest expense / interest income	368,528	418,268	(49,740)

Amounts recognized in profit or loss	1,271,876	418,268	853,608

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$3,081,661	$(3,081,661)
Actuarial gain recognized from changes in financial assumptions	(371,652)	—	(371,652)
Actuarial loss recognized from experience adjustments	1,227,860	—	1,227,860

Amounts recognized in other comprehensive income	856,208	3,081,661	(2,225,453)

Contributions from employer	—	1,239,442	(1,239,442)
Benefits paid	(4,179,638)	(4,179,638)	—
Benefits paid directly by the Company	(266,330)	—	(266,330)

Balance on December 31, 2024	$27,731,063	$34,476,712	$(6,745,649)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2024	2023
Operating costs	$415,434	$487,556
Marketing expenses	313,406	333,289
General and administrative expenses	73,253	77,339
Research and development expenses	32,489	35,284

	$834,582	$933,468

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2024	2023
Discount rates	1.75%	1.25%
Expected rates of salary increase	2.25%	2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2024	2023
Discount rates
0.5% increase	$(780,047)	$(868,224)

0.5% decrease	$825,198	$919,455

Expected rates of salary increase
0.5% increase	$893,483	$988,311

0.5% decrease	$(852,079)	$(941,687)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2024	2023
The expected contributions to the plan for the next year	$1,219,330	$1,350,222

The average duration of the defined benefit obligation	6.0 years	6.1 years

As of December 31, 2024, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2025	$2,204,442
2026	5,331,425
2027	8,488,360
2028	9,790,435
2029 and thereafter	30,234,909

$56,049,571

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2024	2023
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2024, the outstanding ADSs were 177,821 thousand common stocks, which equaled 17,782 thousand units and represented 2.29% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2024 and 2023 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Unclaimed dividend	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(21,720)	—	—	—	—	(21,720)
Actual acquisition of interests in subsidiaries	—	—	—	(4)	—	—	(4)
Changes in equities of subsidiaries	—	—	7,695	—	—	—	7,695

Balance on December 31, 2023	147,329,386	151,952	2,144,727	987,607	27,336	20,648,078	171,289,086
Unclaimed dividend	—	—	—	—	2,109	—	2,109
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	71,883	—	—	—	—	71,883
Actual disposal of interests in subsidiaries	—	—	406	223,887	—	—	224,293
Changes in equities of subsidiaries	—	—	(92)	—	—	—	(92)

Balance on December 31, 2024	$147,329,386	$223,835	$2,145,041	$1,211,494	$29,445	$20,648,078	$171,587,279

Additional paid-in capital from share premium, donated capital and the difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2023 and 2022 earnings of the Company approved by the stockholders in their meetings on May 31, 2024 and May 26, 2023 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2023	For Fiscal Year 2022	For Fiscal Year 2023	For Fiscal Year 2022
Reversal of special reserve	$(223,084)	$(185,066)
Cash dividends	36,909,931	36,475,514	$4.758	$4.702

The appropriations of earnings for 2024 had been proposed by Chunghwa’s Board of Directors on February 26, 2025. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$38,787,232	$5.000

The appropriations of earnings for 2024 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2025. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2024	2023
Beginning balance	$520,748	$(124,762)
Recognized for the year
Unrealized gain or loss
Equity instruments	63,749	669,581
Share of loss of subsidiaries, associates and joint ventures accounted for using equity method	(20,892)	(24,071)

Ending balance	$563,605	$520,748

27.	REVENUES

	Year Ended December 31
	2024	2023
Revenue from contracts with customers	$190,261,382	$185,788,884

Other revenues
Government grants income	1,392,143	1,697,417
Rental income	1,094,737	1,057,582
Others	194,654	185,662

	2,681,534	2,940,661

	$192,942,916	$188,729,545

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.	Disaggregation of revenue

Please refer to Note 40 Segment Information for details.

b.	Contract balances

	December 31, 2024	December 31, 2023	January 1, 2023
Trade notes and accounts receivable (Note 10)	$22,579,093	$21,501,983	$21,449,052

Contract assets
Products and service bundling	$3,991,761	$3,577,392	$3,036,507
Others	514,370	280,673	299,146
Less: Loss allowance	(11,374)	(9,460)	(8,247)

	$4,494,757	$3,848,605	$3,327,406

Current	$2,840,082	$2,378,557	$2,114,559
Noncurrent	1,654,675	1,470,048	1,212,847

	$4,494,757	$3,848,605	$3,327,406

Contract liabilities
Telecommunications business	$12,262,334	$12,232,712	$12,137,375
Project business	7,125,999	5,617,069	5,940,736
Advance house and land receipts (Note 36)	114,020	—	—
Others	403,188	405,292	392,939

	$19,905,541	$18,255,073	$18,471,050

Current	$14,123,368	$12,518,134	$12,790,467
Noncurrent	5,782,173	5,736,939	5,680,583

	$19,905,541	$18,255,073	$18,471,050

The Board of Directors of the Company resolved to sign a joint construction with separate sale and partition contract for the Datong S. Sec., Sanchong Dist., New Taipei City project with LED in August 2021. The Company classified the land of the project as investment properties. Regarding the project, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Note 36 for details.

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2024	2023
Contract assets
Net increase of customer contracts	$3,291,980	$3,043,483
Reclassified to trade receivables	(2,864,384)	(2,478,072)

	$427,596	$565,411

Contract liabilities
Net increase of customer contracts	$67,512	$66,093
Recognized as revenues	(70,680)	(68,073)

	$(3,168)	$(1,980)

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2024	2023
Telecommunications business	$6,689,634	$6,621,865
Project business	4,061,895	4,800,739
Others	226,887	228,527

	$10,978,416	$11,651,131

c.	Incremental costs of obtaining contracts

	December 31
	2024	2023
Noncurrent
Incremental costs of obtaining contracts	$9,631,413	$8,570,626

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining telecommunications service contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2024 and 2023 were $ 6,730,872 thousand and $6,115,128 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $47,623,815 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $27,926,509 thousand, $14,673,442 thousand and $5,023,864 thousand in 2025, 2026 and 2027, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $23,414,919 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $10,547,934 thousand, $6,774,172 thousand and $6,092,813 thousand in 2025, 2026 and 2027, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

28.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2024	2023
Gain (loss) on disposal of property, plant and equipment	$(15,895)	$1,430
Impairment loss on disposal of property, plant and equipment	—	(298,891)
Reversal of impairment loss / (impairment loss) on investment properties	139,200	(335,903)

	$123,305	$(633,364)

b.	Other income

	Year Ended December 31
	2024	2023
Dividend income	$234,593	$161,652
Others	84,524	83,007

	$319,117	$244,659

c.	Other gains and losses

	Year Ended December 31
	2024	2023
Foreign currency exchange loss, net	$(64,862)	$(142,909)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(143,102)	(108,337)
Others	(9,015)	(69,058)

	$(216,979)	$(320,304)

d.	Interest expenses

	Year Ended December 31
	2024	2023
Interest on bonds payable	$167,760	$167,730
Interest on lease liabilities	104,673	85,038
Others	662	2,678

	$273,095	$255,446

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2024	2023
Contract assets	$1,914	$1,213

Trade notes and accounts receivable	$169,874	$120,216

Other receivables	$6,067	$9,988

Inventories	$50,759	$26,235

Property, plant and equipment	$—	$298,891

Investment properties	$(139,200)	$335,903

f.	Depreciation and amortization expenses

	Year Ended December 31
	2024	2023
Property, plant and equipment	$27,874,280	$28,042,160
Right-of-use assets	3,715,627	3,642,879
Investment properties	44,772	44,300
Intangible assets	6,595,302	6,612,749
Incremental costs of obtaining contracts	6,730,872	6,115,128

Total depreciation and amortization expenses	$44,960,853	$44,457,216

Depreciation expenses summarized by functions
Operating costs	$30,227,718	$30,379,815
Operating expenses	1,406,961	1,349,524

	$31,634,679	$31,729,339

Amortization expenses summarized by functions
Operating costs	$13,211,153	$12,618,172
Marketing expenses	68,483	53,198
General and administrative expenses	27,499	38,950
Research and development expenses	19,039	17,557

	$13,326,174	$12,727,877

g.	Employee benefit expenses

	Year Ended December 31
	2024	2023
Post-employment benefit
Defined contribution plans	$575,315	$493,297
Defined benefit plans	834,582	933,468

	1,409,897	1,426,765

Other employee benefit
Salaries	18,140,047	17,536,790
Insurance	2,082,752	2,035,112
Others	14,070,595	13,129,538

	34,293,394	32,701,440

Total employee benefit expenses	$35,703,291	$34,128,205

Summary by functions
Operating costs	$18,122,028	$17,823,667
Operating expenses	17,581,263	16,304,538

	$35,703,291	$34,128,205

The amendments to the Company’s Articles of Incorporation were approved by the Company’s stockholders in their meeting on May 31, 2024. The distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no higher than 0.17%. As of December 31, 2024, the payables of the employees’ compensation and the remuneration to directors were $1,931,610 thousand and $40,440 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on February 26, 2025 and will be reported to the stockholders in their meeting planned to be held on May 29, 2025.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2023 and 2022 approved by the Board of Directors on February 23, 2024 and February 24, 2023, respectively, were as follows:

	2023	2022
	Cash	Cash
Compensation distributed to the employees	$1,522,481	$1,498,374
Remuneration paid to the directors	39,797	39,480

There was no difference between the initial accrued amounts recognized in 2023 and 2022 and the amounts approved by the Board of Directors in 2024 and 2023 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2024	2023
Current tax
Current tax expenses recognized for the year	$8,358,943	$8,302,679
Income tax adjustments on prior years	(134,281)	(86,005)
Others	3,893	5,049

	8,228,555	8,221,723
Deferred tax
Deferred tax expenses recognized for the year	155,535	118,948

Income tax expense recognized in profit or loss	$8,384,090	$8,340,671

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2024	2023
Income before income tax	$45,604,554	$45,257,379

Income tax expense calculated at the statutory rate	$9,120,911	$9,051,476
Nondeductible income and expenses in determining taxable income	10,938	16,779
Tax-exempt income	(434,926)	(343,014)
Investment credits	(194,802)	(185,450)
Income tax adjustments on prior years	(134,281)	(86,005)
Others	16,250	(113,115)

Income tax expense recognized in profit or loss	$8,384,090	$8,340,671

The applicable tax rate used by the Company is 20%.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2024	2023
Deferred tax
Remeasurement on defined benefit pension plan	$445,091	$27,900

c.	Current tax liabilities

	December 31
	2024	2023
Current tax liabilities
Income tax payable	$4,147,707	$4,296,534

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2024

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$1,482,865	$10,291	$(445,091)	$1,048,065
Allowance for doubtful receivables over quota	142,583	(25,127)	—	117,456
Valuation loss on financial assets	45,300	28,620	—	73,920
Seniority bonus	67,211	5,700	—	72,911
Impairment loss on assets	59,778	(205)	—	59,573
Valuation loss on inventory	43,249	3,150	—	46,399
Valuation loss on onerous contracts	36,538	9,037	—	45,575
Estimated warranty liabilities	31,481	1,214	—	32,695
Accrued award credits liabilities	16,547	(1,725)	—	14,822
Deferred revenue	14,376	(9,709)	—	4,667
Others	19	(19)	—	—

	$1,939,947	$21,227	$(445,091)	$1,516,083

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$2,256,472	$140,723	$—	$2,397,195
Deferred revenue for award credits	66,448	45,205	—	111,653
Land value incremental tax	94,986	—	—	94,986
Unrealized foreign exchange gain, net	10,746	(9,166)	—	1,580

	$2,428,652	$176,762	$—	$2,605,414

For the year ended December 31, 2023

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$1,508,743	$2,022	$(27,900)	$1,482,865
Allowance for doubtful receivables over quota	183,499	(40,916)	—	142,583
Seniority bonus	5,353	61,858	—	67,211
Impairment loss on assets	—	59,778	—	59,778
Valuation loss on financial assets	23,633	21,667	—	45,300
Valuation loss on inventory	69,802	(26,553)	—	43,249
Valuation loss on onerous contracts	16,806	19,732	—	36,538
Estimated warranty liabilities	30,027	1,454	—	31,481
Accrued award credits liabilities	11,512	5,035	—	16,547
Deferred revenue	29,355	(14,979)	—	14,376
Unrealized foreign exchange loss, net	56,175	(56,175)	—	—
Others	148	(129)	—	19

	$1,935,053	$32,794	$(27,900)	$1,939,947

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$2,111,822	$144,650	$—	$2,256,472
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	70,102	(3,654)	—	66,448
Unrealized foreign exchange gain, net	—	10,746	—	10,746

	$2,276,910	$151,742	$—	$2,428,652

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2022.

30.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2024	2023
Net income used to compute the basic earnings per share	$37,220,464	$36,916,708
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(3,251)	(5,106)

Net income used to compute the diluted earnings per share	$37,217,213	$36,911,602

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Year Ended December 31
	2024	2023
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks Employee compensation	17,482	8,299

Weighted average number of common stocks used to compute the diluted earnings per share	7,774,929	7,765,746

As the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2024	2023
Additions of property, plant and equipment	$26,896,785	$28,503,598
Changes in other payables	18,353	774,971

Payments for acquisition of property, plant and equipment	$26,915,138	$29,278,569

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on December 31,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,187,010	$(3,486,781)	$3,546,274	$(101,483)	$(104,673)	$10,040,347

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on December 31,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,105,447	$(3,458,516)	$3,712,896	$(87,779)	$(85,038)	$10,187,010

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

33.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	December 31
	2024		2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$2,002,268	$—	$—

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,488,206	$30,485,103	$30,482,766	$30,468,634

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$27	$—	$27
Non-listed stocks	—	—	644,312	644,312
Limited partnership	—	—	276,479	276,479
Other investing agreements	—	—	36,757	36,757

	$—	$27	$957,548	$957,575

Financial assets at FVOCI
Non-listed stocks	$—	$—	$4,446,650	$4,446,650

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$483	$—	$483
Non-listed stocks	—	—	776,816	776,816
Limited partnership	—	—	182,678	182,678
Other investing agreements	—	—	24,305	24,305

	$—	$483	$983,799	$984,282

Financial assets at FVOCI
Non-listed stocks	$—	$—	$4,100,121	$4,100,121

Hedging financial liabilities	$—	$44	$—	$44

There were no transfers between Levels 1 and 2 for the years ended December 31, 2024 and 2023.

The reconciliations for financial assets measured at Level 3 were listed below:

2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$983,799	$4,100,121	$5,083,920
Acquisition	158,909	282,780	441,689
Recognized in profit or loss under “Other gains and losses”	(142,646)	—	(142,646)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	63,749	63,749
Proceeds from capital reduction of the investees and profit distribution	(42,514)	—	(42,514)

Balance on December 31, 2024	$957,548	$4,446,650	$5,404,198

Unrealized gain or loss in 2024	$(139,182)

2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$978,196	$3,143,866	$4,122,062
Acquisition	133,171	290,000	423,171
Recognized in profit or loss under “Other gains and losses”	(105,306)	—	(105,306)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	669,581	669,581
Proceeds from capital reduction of the investees and profit distribution	(22,262)	(3,326)	(25,588)

Balance on December 31, 2023	$983,799	$4,100,121	$5,083,920

Unrealized gain or loss in 2023	$(104,923)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	December 31
	2024	2023
Discount for lack of marketability	20.00%	3.75%~20.00%
Noncontrolling interests discount	15.00%~25.00%	25.00%
Growth rate of long-term revenue	0.12%	0.19%
Discount rate	8.32%~14.40%	7.11%~8.20%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2024	2023
Discount for lack of marketability
5% increase	$(55,165)	$(41,935)

5% decrease	$55,165	$38,137

Noncontrolling interests discount
5% increase	$(46,663)	$(19,381)

5% decrease	$46,663	$19,381

Growth rate of long-term revenue
0.1% increase	$31,347	$35,337

0.1% decrease	$(30,798)	$(34,666)

Discount rate
1% increase	$(362,930)	$(396,170)

1% decrease	$439,187	$488,163

Categories of Financial Instruments

	December 31
	2024	2023
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$957,575	$984,282
Hedging financial assets	1,133	—
Financial assets at amortized cost (Note a)	73,334,580	65,005,362
Financial assets at FVOCI	4,446,650	4,100,121
Financial liabilities
Hedging financial liabilities	1,907	44
Financial liabilities at amortized cost (Note b)	63,887,049	60,773,597

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other noncurrent assets).

Note b:	The balances included trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and bonds payable (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 38 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2024	2023
Assets
EUR	$1,160	$483
Liabilities
EUR	1,907	44

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2024	2023
Profit or loss
Monetary assets and liabilities (a)
USD	$12,854	$3,598
EUR	(49,238)	(29,366)
SGD	(56,055)	(71,907)
Derivatives (b)
EUR	512	7,306
Equity
Derivatives (c)
EUR	17,070	1,189

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2024	2023
Fair value interest rate risk
Financial assets	$40,233,358	$35,746,135
Financial liabilities	40,528,553	40,669,776
Cash flow interest rate risk
Financial assets	5,565,363	2,599,742

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $13,913 thousand and $6,499 thousand for the years ended December 31, 2024 and 2023, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2024 would have increased/decreased by $46,040 thousand and $222,333 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2023 would have increased/decreased by $47,975 thousand and $205,006 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2024
Non-derivative financial liabilities
Non-interest bearing	—	$36,600,632	$—	$1,972,050	$5,108,234	$—	$43,680,916
Fixed interest rate instruments	0.53	13,527	45,166	8,968,938	17,248,299	4,719,400	30,995,330

		$36,614,159	$45,166	$10,940,988	$22,356,533	$4,719,400	$74,676,246

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,183,715	$4,830,949	$2,096,300	$149,388	$10,260,352

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2023
Non-derivative financial liabilities
Non-interest bearing	—	$33,575,472	$—	$1,562,278	$5,079,887	$—	$40,217,637
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$33,575,472	$—	$1,562,278	$30,879,887	$4,700,000	$70,717,637

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,144,125	$4,399,254	$2,350,772	$494,135	$10,388,286

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$—	$350,466	$—	$—	$350,466
Outflow	—	351,213	—	—	351,213

	$—	$(747)	$—	$—	$(747)

December 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$169,092	$—	$—	$169,092
Outflow	—	168,653	—	—	168,653

	$—	$439	$—	$—	$439

2)	Financing facilities

	December 31
	2024	2023
Unsecured bank loan facilities
Amount used	$—	$—
Amount unused	48,968,000	48,920,000

	$48,968,000	$48,920,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in the Company. The Company provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a. The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd.	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary
Chunghwa System Integration Co., Ltd.	Subsidiary
Chunghwa Investment Co., Ltd.	Subsidiary
CHIEF Telecom, Inc.	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary
Prime Asia Investments Group Ltd.	Subsidiary
Spring House Entertainment Tech. Inc.	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary

(Continued)

Company	Relationship
Chunghwa Leading Photonics Tech. Co., Ltd.	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd.	Subsidiary
Chunghwa Telecom Europe GmbH	Subsidiary
CHT Security Co., Ltd.	Subsidiary
International Integrated Systems, Inc.	Subsidiary
Chunghwa Digital Cultural and Creative Capital Co., Ltd	Subsidiary
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO (Note 1)
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
Senyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO (Note 2)
Wiin Technologies Co., Ltd.	Subsidiary of SENAO
Senaolife Insurance Agent Co., Ltd.	Subsidiary of SENAO (Note 3)
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd. (“SCT”)	Subsidiary of CHIEF
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
TestPro Investment Co., Ltd. (“TestPro”)	Subsidiary of CHPT
NavCore Tech Co., Ltd.	Subsidiary of TestPro
Senao International HK Limited	Subsidiary of SIS (Note 4)
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited	Subsidiary of CHPT (International)
Su Zhou Precision Test Tech. Ltd.	Subsidiary of CHPT (International)
Infoexplorer International Co., Ltd. (“IESA”)	Subsidiary of IISI (Note 5)
IISI Investment Co., Ltd. (“IICL”)	Subsidiary of IISI
Unitronics Technology Corp.	Subsidiary of IISI
International Integrated Systems (Hong Kong) Limited	Subsidiary of IESA (Note 6)
Leading Tech Co., Ltd. (“LTCL”)	Subsidiary of IICL
Leading Systems Co., Ltd.	Subsidiary of LTCL
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS

(Continued)

Company	Relationship
CHT Infinity Singapore Pte., Ltd. (“CISG”)	Associate of CHTS
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate of CHYP
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate of CHI
Imedtac Co., Ltd.	Associate of CHI
Baohwa Trust Co., Ltd.	Associate of CHTSC
Porrima Inc.	Associate of CHI (Note 7)
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

Note 1:	SIS completed its liquidation in September 2023.

Note 2:	Youyi Co., Ltd. completed its liquidation in November 2023.

Note 3:

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

Note 4:	SIHK completed its liquidation in July 2023.

Note 5:	IESA completed its liquidation in September 2023.

Note 6:	International Integrated Systems (Hong Kong) Limited completed its liquidation in June 2023.

Note 7:	CHI participated in the capital increase of PORRIMA at the amount of $80,000 thousand in May 2024 and obtained 10.00% ownership interest.

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2024	2023
Subsidiaries	$6,375,076	$5,910,239
Associates	193,472	208,144
Others	5,092	5,019

	$6,573,640	$6,123,402

	Operating Costs and Expenses
	Year Ended December 31
	2024	2023
Subsidiaries	$12,704,657	$12,269,366
Associates	960,748	1,131,624
Others	59,858	52,664

	$13,725,263	$13,453,654

2)	Non-operating transactions

	Non-operating Income and (Expenses)
	Year Ended December 31
	2024	2023
Subsidiaries	$(956)	$36,184
Associates	(7,354)	(7,889)
Others	(6)	—

	$(8,316)	$28,295

3)	Receivables

	December 31
	2024	2023
Subsidiaries	$822,266	$865,772
Associates	82,132	49,743
Others	2	—

	$904,400	$915,515

4)	Payables

	December 31
	2024	2023
Subsidiaries	$4,272,574	$3,781,739
Associates	465,951	361,436

	$4,738,525	$4,143,175

5)	Customers’ deposits

	December 31
	2024	2023
Subsidiaries	$13,071	$16,484
Associates	3,407	16,148
Others	—	284

	$16,478	$32,916

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2024	2023
Subsidiaries	$542,509	$1,036,883
Associates	143,986	172,764

	$686,495	$1,209,647

7)	Lease-in agreements

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of the Company approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, the Company acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2024	2023
Lease liabilities - current	$204,393	$197,278
Lease liabilities - noncurrent	1,463,029	1,602,633

	$1,667,422	$1,799,911

The interest expense recognized for the aforementioned lease liabilities were $7,478 thousand and $8,013 thousand for the years ended December 31, 2024 and 2023, respectively.

8)	Others

The other financial assets of NCB as of balance sheet dates were as follows:

	December 31
	2024	2023
Bank deposits and other financial assets	$2,003,657	$1,000,000

The interest income recognized for the aforementioned bank deposits and other financial assets were $23,088 thousand and $980 thousand for the years ended December 31, 2024 and 2023, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2024	2023
Short-term employee benefits	$79,731	$76,777
Post-employment benefits	4,289	3,189

	$84,020	$79,966

The compensation of directors and key management personnel was determined by the compensation committee having regard to the performances and market trends.

35.	PLEDGED ASSETS

The following assets are held in a trust account that the Company entrusts to Land Bank of Taiwan for fund control:

	Year Ended December 31
	2024	2023
Restricted assets (included in other assets - others)	$114,254	$—

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2024 were as follows:

a.	Acquisitions of property, plant and equipment of $13,310,061 thousand.

b.	Acquisitions of telecommunications-related inventory of $11,391,145 thousand.

c.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

d.

The Company committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB in maintaining a healthy financial condition.

e.

The Company signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of December 31, 2024, Chunghwa had paid the amount of EUR 89,385 thousand (classified as prepayments - noncurrent).

f.	The Company has signed the house and land presale contracts amounting to $950,670 thousand and has received $114,020 thousand in accordance with the contracts (classified as contract liabilities).

g.	The Company’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200,000 thousand.

37.	SIGNIFICANT SUBSEQUENT EVENTS

a.	The Company’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025.

b.

The Company no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

38.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$33,462	32.79	$1,097,055
EUR	1,317	34.14	44,959
SGD	24,970	24.13	602,526
Non-monetary items
Investments accounted for using equity method
USD	73,618	32.79	2,413,564
EUR	3,420	34.14	116,752
HKD	219,826	4.222	928,105
JPY	1,338,069	0.210	280,861
VND	511,492,454	0.001	649,595
RMB	41,037	4.478	183,762
THB	155,702	0.962	149,832
Liabilities denominated in foreign currencies
Monetary items
USD	25,621	32.79	839,976
EUR	30,161	34.14	1,029,714
SGD	71,431	24.13	1,723,623

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$29,834	30.71	$916,059
EUR	1,796	33.98	61,023
SGD	18,000	23.29	419,230
Non-monetary items
Investments accounted for using equity method
USD	61,609	30.71	1,891,697
HKD	194,957	3.929	765,986
JPY	717,647	0.217	155,873
VND	494,955,017	0.001	616,219
RMB	38,697	4.33	167,441
THB	135,916	0.902	122,556
Liabilities denominated in foreign currencies
Monetary items
USD	27,491	30.71	844,107
EUR	19,080	33.98	648,349
SGD	79,750	23.29	1,857,376

The unrealized foreign currency exchange gains were $7,900 thousand and $53,731 thousand for the years ended December 31, 2024 and 2023, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 33.

k.	Investments in Mainland China: Please see Table 7.

l.	Information of main stakeholders: Please see Table 8.

40.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2024
Revenues
From external customers	$119,277,477	$65,954,094	$6,514,513	$1,196,832	$192,942,916
Intersegment revenues	165,981	7	149,604	—	315,592

Segment revenues	$119,443,458	$65,954,101	$6,664,117	$1,196,832	193,258,508

Intersegment elimination					(315,592)

Consolidated revenues					$192,942,916

Segment income before income tax	$28,705,132	$12,234,665	$2,244,119	$2,420,638	$45,604,554

Year ended December 31, 2023
Revenues
From external customers	$116,399,812	$64,827,781	$6,353,106	$1,148,846	$188,729,545
Intersegment revenues	179,769	—	155,200	—	334,969

Segment revenues	$116,579,581	$64,827,781	$6,508,306	$1,148,846	189,064,514

Intersegment elimination					(334,969)

Consolidated revenues					$188,729,545

Segment income before income tax	$27,745,208	$13,852,537	$2,058,072	$1,601,562	$45,257,379

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2024
Share of profits of associates and joint ventures accounted for using equity method	$58,199	$992,619	$646,539	$353,471	$2,050,828

Interest income	$447	$13,152	$10,343	$587,541	$611,483

Interest expenses	$180,739	$83,131	$8,456	$769	$273,095

Depreciation and amortization	$33,086,644	$10,304,636	$1,335,306	$234,267	$44,960,853

Impairment loss on property, plant and equipment	$—	$—	$—	$—	$—

Reversal of impairment loss on investment properties	$—	$—	$—	$139,200	$139,200

Year ended December 31, 2023
Share of profits of associates and joint ventures accounted for using equity method	$168,137	$863,947	$522,142	$119,511	$1,673,737

Interest income	$454	$12,235	$8,762	$456,452	$477,903

Interest expenses	$166,169	$80,239	$8,166	$872	$255,446

Depreciation and amortization	$32,845,218	$10,143,162	$1,236,429	$232,407	$44,457,216

Impairment loss on property, plant and equipment	$248,647	$50,184	$60	$—	$298,891

Impairment loss on investment properties	$—	$—	$—	$335,903	$335,903

Main Products and Service Revenues

	Year Ended December 31
	2024	2023
Consumer Business
Mobile services	$60,761,873	$58,407,553
Fixed-line services	42,967,552	42,611,757
Sales	13,715,002	13,752,346
Others	1,833,050	1,628,156

	119,277,477	116,399,812

Enterprise Business
Fixed-line services	32,131,190	32,420,269
ICT business	21,797,016	20,199,507
Mobile services	9,622,435	9,586,815
Others	2,403,453	2,621,190

	65,954,094	64,827,781

International Business
Fixed-line services	3,554,671	3,595,218
ICT business	2,161,127	1,923,022
Others	798,715	834,866

	6,514,513	6,353,106

Others	1,196,832	1,148,846

	$192,942,916	$188,729,545

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2024	2023
Taiwan, ROC	$189,896,761	$185,995,968
Overseas	3,046,155	2,733,577

	$192,942,916	$188,729,545

The Company does not have material noncurrent assets in foreign operations.

Major Customers

The Company did not have any single customer whose revenue exceeded 10% of the total revenues for the years ended December 31, 2024 and 2023.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$643,844	$300,000	$300,000	$300,000	$—	4.66	$3,219,219	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	643,844	200,000	200,000	200,000	—	3.11	3,219,219	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,757,704	12	$3,757,704	—
	iKala Global Online Corp.	—	Financial assets at FVOCI	112,500	281,045	8	281,045	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	246,582	2	246,582	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	136,117	19.9	136,117	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,098	17	17,098	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,532	2	4,532	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,572	2	3,572	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	450,621	13	450,621	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	178,116	9	178,116	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	15,575	4	15,575	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	276,479	10	276,479	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,002,268	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	11,091	9	11,091	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	17,978	—	17,978	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	37	6,390	10	6,390	—
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	81,481	1	81,481	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	37,767	11	37,767	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	26,554	7	26,554	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI	600	26,092	11	26,092	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	12,973	2	12,973	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	30,848	3	30,848	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	$16,840	—	$16,840	—

Note 1:	Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Corporate bonds
	Fubon Life Insurance Co., Ltd.	Financial assets at amortized cost	—	—	—	$—		2	$2,000,000	—	$—	$—	$—	2	$2,000,000
Senao International Co., Ltd.	Stocks
	Senao Networks, Inc.	Investments accounted for using equity method	—	Associate	16,579	202,758 (Note	)	3,003	375,428	—	—	—	—	19,582	578,186 (Note	)

Note:	Showing at the original investment amounts without adjustments for investment income or loss and other comprehensive income accounted for using equity method.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$4,754,091	2	30 days	$—	—	$286,349	1
			Purchase	1,500,532	1	30~90 days	—	—	(990,839)	(6)
	CHIEF Telecom Inc.	Subsidiary	Sales	516,009	—	30 days	—	—	72,072	—
			Purchase	121,161	—	60 days	—	—	(35,443)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,155,582	1	30 days	—	—	(430,491)	(3)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	211,596	—	30 days	—	—	(68,032)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	212,824	—	30~60 days	—	—	5,078	—
			Purchase	7,387,665	6	30~60 days	—	—	(1,587,481)	(9)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	190,275	—	30 days	—	—	69,017	—
			Purchase	610,172	1	90 days	—	—	(169,001)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	177,761	—	30~90 days	—	—	28,087	—
			Purchase	347,950	—	90 days	—	—	(79,490)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	252,657	—	30 days	—	—	(193,118)	(1)
	Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Purchase	105,462	—	30~90 days	—	—	(14,683)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	245,755	—	30 days	—	—	(202,707)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	666,816	1	30 days	—	—	(133,203)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	165,285	—	30 days	—	—	48,597	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	679,995	1	30~90 days	—	—	(383,527)	(2)
	WiAdvance Technology Corporation	Associate	Purchase	151,614	—	60 days	—	—	(35,497)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Purchase	269,566	1	30 days	—	—	(26,280)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	104,737	—	60 days	—	—	28,976	2
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	144,729	4	30 days	—	—	24,726	7
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	344,101	10	90 days	—	—	139,648	14

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$440,287	10.90	$—	—	$424,632	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,155,847	9.24	—	—	162,252	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	430,491	3.22	—	—	349,920	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,609,518	5.28	—	—	379,518	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	197,691	3.52	—	—	197,447	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	133,203	8.25	—	—	92,697	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	169,001	5.73	—	—	97,169	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	193,069	10.19	—	—	183,978	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	139,648	3.03	—	—	44,773	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,751,465	$478,310	$126,693	Subsidiary (Note 3)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,839,467	22,463	16,550	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	928,105	102,336	102,336	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,282,150	197,558	197,591	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	695,078	42,749	33,394	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,333,846	1,076,506	615,046	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,167,570	165,467	147,392	Subsidiary
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	183,762	10,422	10,422	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	676,828	348,886	349,983	Subsidiary (Note 3)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	210,581	22,797	23,758	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,320	1,086	1,086	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	855,234	96,926	96,926	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	240,000	23,058	63	499,199	379,186	213,427	Subsidiary
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	149,832	18,124	18,124	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	166,407	35,896	20,116	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	70	196,351	62,570	45,456	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	84,284	19,355	12,464	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	280,861	131,769	131,769	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(15,290)	(18,310)	(7,568)	Subsidiary
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	507,363	517,423	36,205	50	654,315	123,640	70,707	Subsidiary
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	—	5,000	100	39,201	(11,033)	(10,799)	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	$122,675	$—	3,500	100	$116,752	$(2,786)	$(2,786)	Subsidiary
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	573,275	345,025	103,507	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	379,357	355,126	148,988	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	151,241	(60,360)	(18,108)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	192,968	(108,913)	(32,674)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	278,967	82,155	18,640	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	133,836	149,563	39,888	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	252,625	(10,065)	(5,032)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,274	238	116	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,950,922	(747,135)	(339,445)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,251	(415)	(212)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	273,440	(44,229)	(14,674)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	—	—	42	276,180	(29,280)	(12,225)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	202,758	19,582	33	1,998,346	240,274	80,605	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	161,398	119	(7,993)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,266	100	142,721	5,262	5,260	Subsidiary
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	137,702	34,239	34,239	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,446	112	112	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	115,050	6,387	6,387	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	313,467	490,184	186,909	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	60,782	(2,184)	(874)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,752,583	509,712	174,571	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	114,303	1,076,506	31,601	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,700	478,310	1,854	Associate
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	26,254	(16,841)	(4,543)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	91,381	59,467	1,828	10	56,667	(58,494)	(6,472)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	—	8,000	10	77,634	(23,659)	(2,366)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2024			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2024	December 31, 2023	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$109,778	$1,814	$1,661	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,228	85	85	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	152,529	(10,497)	(8,625)	Subsidiary
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	35,832	(26,395)	(28,198)	Subsidiary
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	31,097	(48,867)	(26,510)	Subsidiary
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	183,762	10,422	10,422	Subsidiary
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	14,099	722	530	Subsidiary
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,728	100	52,600	3,350	3,350	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,960	49	51,011	21,421	10,509	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	74,274	(1,979)	(1,979)	Subsidiary
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	11,967	6,599	1,650	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 7.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2024	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2024	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2024	Accumulated Inward Remittance of Earnings as of December 31, 2024	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Note 6
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Note 7
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	789	100	789	9,288	—	Note 8
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(11,434)	100	(11,434)	158,649	—	Note 8
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	1,659	49	813	6,323	9,533

Investee	Accumulated Investment in Mainland China as of December 31, 2024	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$238,862,913
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	4,834,666
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,342,766

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

DECEMBER 31, 2024

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.

THE CONTENTS OF STATEMENTS OF MAJOR ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	2 and Note 7
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 20
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 12
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 13
STATEMENT OF OTHER CURRENT ASSETS	Note 19
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF FINANCIAL ASSETS AT AMORTIZED COST	Note 9
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 15
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	7
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 17
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 18
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 29
STATEMENT OF OTHER NONCURRENT ASSETS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	8
STATEMENT OF OTHER PAYABLES	Note 23
STATEMENT OF PROVISIONS	Note 24
STATEMENT OF BONDS PAYABLE	9
STATEMENT OF LEASE LIABILITIES	10
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 29
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 40
STATEMENT OF OPERATING COSTS	11
STATEMENT OF OPERATING EXPENSES	12
STATEMENT OF OTHER INCOME AND EXPENSES	Note 28
STATEMENT OF INTEREST EXPENSES	Note 28
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	13

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate	Amount
Cash
Cash on hand			$113,478
Bank deposits
Checking deposits			245,921
Demand deposits(Note)			5,565,363

			5,924,762

Cash equivalents
Commercial paper
Mega Bills Finance Co., Ltd.	2024.11.29~2025.01.03	1.56%	3,879,946
Grand Bills Finance Corporation	2024.11.04~2025.01.13	1.56%	2,850,000
China Bills Finance Corporation	2024.12.04~2025.01.15	1.50%	2,789,337
Taiwan Cooperative Bills Finance Corporation	2024.12.02~2025.01.15	1.49%~1.50%	2,396,143
Taishin International Bank Co., Ltd.	2024.12.04~2025.01.08	1.49%~1.50%	1,692,862
International Bills Finance Corporation	2024.12.27~2025.01.22	1.50%	1,396,234
CTBC Bank Co., Ltd.	2024.12.25~2025.01.13	1.49%	799,141
Dah Chung Bills Finance Corporation	2024.11.29~2025.01.03	1.56%	498,868

			16,302,531

Negotiable certificates of deposit	2024.10.26~2025.02.03	1.55%~1.70%	2,800,000

Time deposits	2024.12.26~2025.01.26	1.23%	560

Stimulus vouchers			408

			19,103,499

			$25,028,261

Note:	Including USD13,936 thousand @32.79 and EUR1,317 thousand @34.14.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2024		Additions in Investment		Decrease in Investment		Balance, December 31, 2024
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	555,600	$513,018	—	$—	—	$62,397	555,600	12.90	$450,621	Note 1
TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	20,000	190,519	—	—	—	12,403	20,000	9.17	178,116	Note 1
Innovation Works Development Fund, L.P.	—	73,279	—	—	—	57,704	—	4.44	15,575	Notes 1 and 3
Taiwania Capital Buffalo Fund VI, L.P.	—	182,678	—	100,000	—	6,199	—	10.00	276,479	Notes 1 and 2
Other investing agreements	—	24,305	—	58,909	—	46,457	—	—	36,757	Notes 1, 2 and 4

		$983,799		$158,909		$185,160			$957,548

Note 1:	Decrease in investment was fair value adjustments.

Note 2:	Additions in investment were the investment in a new company.

Note 3:	Decrease in investment was cash refund from capital reduction.

Note 4:	Decrease in investment was profit distribution.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile broadband services revenue	$7,523,497
Project services revenue	5,958,888
Leased line services revenue	3,059,274
Internet and value-added services revenue	2,296,884
Local telephone services revenue	1,621,049
Others (Note)	3,229,237

23,688,829
Less: Loss allowance	(1,109,736)

$22,579,093

Note:	The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$1,960,035	$2,261,123
Project in process	4,133,006	7,190,079

	$6,093,041	$9,451,202

Note:	Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2024		Additions in Investment		Decrease in Investment		Balance, December 31, 2024
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through other comprehensive income
Non-listed stocks
Taipei Financial Center Corp.	172,927	$3,643,592	—	$114,112	—	$—	172,927	11.76	$3,757,704	Note 1
iKala Golbal Online Corp.	—	—	112,500	282,780	—	1,735	112,500	8.18	281,045	Notes 2 and 3
KKCompany Technologies Inc.	2,762	292,416	—	—	—	45,834	2,762	1.68	246,582	Note 3
4 Gamers Entertainment Inc.	136	137,202	—	—	—	1,085	136	19.93	136,117	Note 3
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	17,255	—	—	—	157	5,252	16.67	17,098	Note 3
Innovation Works Limited	1,000	5,294	—	—	—	1,722	1,000	1.93	3,572	Note 3
Taiwan mobile payment Co., Ltd.	1,200	4,362	—	170	—	—	1,200	2.00	4,532	Note 1
Global Mobile Corp.	7,617	—	—	—	—	—	7,617	2.76	—
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	4,765	10.19	—

		$4,100,121		$397,062		$50,533			$4,446,650

Note 1:	Change in investment was fair value adjustments.

Note 2:	Additions in investment were the investment in a new company.

Note 3:	Decrease in investment was fair value adjustments.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

							Increase (Decrease) in Using the Equity Method
	Balance, January 1, 2024		Additions in Investment		Decrease in Investment			Balance, December 31, 2024
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount		Shares (In Thousand)	Percentage of Ownership (%)	Amount	Market Value / Net Asset Value	Note
Investments accounted for using equity method Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$(18,976)	—	$—	—	$143,546	$95,086	71,773	28	$(67,436)	$2,314,679	Notes 2 and 3
CHIEF Telecom Inc.	43,368	2,161,121	—	—	—	459,705	632,430	43,368	56	2,333,846	20,773,272	Notes 2 and 3
Emerging
International Integrated Systems, Inc.	37,211	663,066	—	—	1,006	80,463	71,712	36,205	50	654,315	1,871,799	Notes 2, 3 and 4
CHT Security Co., Ltd.	24,000	466,165	—	—	942	179,823	212,857	23,058	63	499,199	7,286,328	Notes 2, 3 and 4
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,831,897	—	—	—	8,980	16,550	300,000	100	3,839,467	3,882,729	Notes 1 and 3
Chunghwa Investment Co., Ltd.	68,085	3,055,678	—	—	—	—	111,892	68,085	89	3,167,570	3,242,744	Note 1
Chunghwa Telecom Singapore Pte., Ltd.	26,383	1,182,985	—	—	—	156,152	255,317	26,383	100	1,282,150	1,288,730	Notes 1 and 3
Donghwa Telecom Co., Ltd.	178,590	765,986	—	—	—	—	162,119	178,590	100	928,105	928,105	Note 1
Chunghwa Telecom Global, Inc.	6,000	708,711	—	—	—	—	146,523	6,000	100	855,234	849,146	Note 1
Chunghwa System Integration Co., Ltd.	60,000	694,245	—	—	—	34,240	35,073	60,000	100	695,078	700,154	Notes 1 and 3
Honghwa International Co., Ltd.	18,000	741,619	—	—	—	425,850	348,832	18,000	100	664,601	766,489	Notes 1 and 3
Chunghwa Telecom Japan Co., Ltd.	1	155,873	—	—	—	—	124,988	1	100	280,861	280,861	Note 1
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	207,797	—	—	—	20,974	23,758	15,000	100	210,581	208,049	Notes 1 and 3
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	167,628	—	—	—	13,213	41,936	7,050	70	196,351	201,063	Notes 1 and 3
Prime Asia Investments Group Ltd.	1	167,441	—	—	—	—	16,321	1	100	183,762	183,762	Note 1
Spring House Entertainment Tech. Inc.	8,251	164,793	—	—	—	19,059	20,673	8,251	56	166,407	150,670	Notes 1 and 3
Chunghwa Telecom (Thailand) Co., Ltd.	1,300	122,556	—	—	—	—	27,276	1,300	100	149,832	149,832	Note 1
Chunghwa Telecom Europe GmbH	—	—	3,500	122,675	—	—	(5,923)	3,500	100	116,752	116,752	Notes 1 and 5
Smartfun Digital Co., Ltd.	6,500	82,314	—	—	—	10,494	12,464	6,500	65	84,284	84,686	Notes 1 and 3
Chunghwa Telecom Vietnam Co., Ltd.	—	74,041	—	—	—	—	2,279	—	100	76,320	76,320	Note 1
Chunghwa Digital Cultural and Creative Capital Co., Ltd	—	—	5,000	50,000	—	—	(10,799)	5,000	100	39,201	38,967	Notes 1 and 5
Chunghwa Sochamp Technology Inc.	2,040	(7,722)	—	—	—	—	(7,568)	2,040	37	(15,290)	(5,180)	Note 1

		15,387,218		172,675		1,552,499	2,333,796			16,341,190

Associates
Listed stocks
KingwayTek Technology Co., Ltd.	11,563	266,407	1,157	—	—	11,101	23,661	12,720	23	278,967	896,747	Notes 2, 3 and 6
Non-listed stocks
Next Commercial Bank Co., Ltd.	462,643	4,293,338	—	—	—	—	(342,416)	462,643	46	3,950,922	3,975,362	Note 1
Viettel-CHT Co., Ltd.	—	542,178	—	—	—	69,900	100,997	—	30	573,275	573,275	Notes 1 and 3
Taiwan International Standard Electronics Co., Ltd.	1,760	312,800	—	—	—	92,538	159,095	1,760	40	379,357	408,510	Notes 1 and 3
Taiwania Hive Technology Fund L.P.	—	—	—	288,405	—	—	(12,225)	—	42	276,180	282,617	Notes 1 and 5
WiAdvance Technology Corporation	3,700	212,101	—	—	—	—	61,339	3,700	16	273,440	102,570	Note 1
Chunghwa PChome Fund I Co., Ltd.	20,000	257,657	—	—	—	—	(5,032)	20,000	50	252,625	252,625	Note 1
So-net Entertainment Taiwan Limited	9,429	225,697	—	—	—	—	(32,729)	9,429	30	192,968	175,114	Note 1
KKBOX Taiwan Co., Ltd.	4,438	163,999	—	—	—	—	(12,758)	4,438	30	151,241	112,001	Note 1
Taiwan International Ports Logistics Corporation	8,000	121,948	—	—	—	28,000	39,888	8,000	27	133,836	133,836	Notes 1 and 3
Cornerstone Ventures Co., Ltd.	490	7,474	—	—	—	2,316	116	490	49	5,274	5,274	Notes 1 and 3

		6,403,599		288,405		203,855	(20,064)			6,468,085

Joint Ventures
Non-listed stocks
Chunghwa SEA Holdings	1,020	9,463	—	—	—	—	(212)	1,020	51	9,251	9,251	Note 1

		$21,800,280		$461,080		$1,756,354	$2,313,520			$22,818,526

Note 1:	The amounts of net asset value were based on audited financial statements.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period.

Note 3:	Decrease in investment was cash dividends received.

Note 4:

Decrease in shares of investment was due to disposal of some shares of the investee company before the investee company traded its shares on the emerging stock market according to the local requirements.

Note 5:	Additions in investment was participating in investment.

Note 6:	Additions in shares of investment was stock dividends received.

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

	Land and Buildings (Handsets Base Stations)	Land and Buildings (Others)	Equipment	Total
Cost
Balance on January 1, 2024	$20,663,475	$2,055,862	$4,130,496	$26,849,833
Additions	3,288,274	118,950	139,050	3,546,274
Decreases	(663,609)	(20,293)	(12,092)	(695,994)

Balance on December 31, 2024	$23,288,140	$2,154,519	$4,257,454	$29,700,113

Accumulated depreciation and impairment
Balance on January 1, 2024	$13,082,069	$1,074,390	$2,244,637	$16,401,096
Depreciation expenses	3,009,577	366,446	339,604	3,715,627
Decreases	(455,592)	(8,980)	(12,058)	(476,630)

Balance on December 31, 2024	$15,636,054	$1,431,856	$2,572,183	$19,640,093

Balance on January 1, 2024, net	$7,581,406	$981,472	$1,885,859	$10,448,737

Balance on December 31, 2024, net	$7,652,086	$722,663	$1,685,271	$10,060,020

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Amount
Payable of spare parts for equipment	$4,049,835
Others (Note)	8,323,276

$12,373,111

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Bond Name	Trustee	Issuance Period	Repayment of the Principal and Interest Payment Date	Coupon Rate (%)	Total Amount	Repayments Made	Balance at December 31, 2024	Balance of unamortized discount	Carrying Value	Guarantee
Unsecured domestic bonds	Bank of Taiwan	2020.07~2025.07	Interest payable in July annually and one-time repayment upon maturity	0.50	$8,800,000	$—	$8,800,000	$(1,120)	$8,798,880	None
	Bank of Taiwan	2020.07~2027.07	Interest payable in July annually and one-time repayment upon maturity	0.54	7,500,000	—	7,500,000	(2,974)	7,497,026	None
	Bank of Taiwan	2020.07~2030.07	Interest payable in July annually and one-time repayment upon maturity	0.59	3,700,000	—	3,700,000	(2,219)	3,697,781	None
	Bank of Taiwan	2021.04~2026.04	Interest payable in April annually and one-time repayment upon maturity	0.42	1,900,000	—	1,900,000	(564)	1,899,436	None
	Bank of Taiwan	2021.04~2028.04	Interest payable in April annually and one-time repayment upon maturity	0.46	4,100,000	—	4,100,000	(2,167)	4,097,833	None
	Bank of Taiwan	2021.04~2031.04	Interest payable in April annually and one-time repayment upon maturity	0.50	1,000,000	—	1,000,000	(706)	999,294	None
	Bank of Taiwan	2022.03~2027.03	Interest payable in March annually and one-time repayment upon maturity	0.69	3,500,000	—	3,500,000	(2,044)	3,497,956	None

					$30,500,000	$—	$30,500,000	$(11,794)	30,488,206

Less: Current portion									(8,798,880)

									$21,689,326

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF LEASE LIABILITIES

DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Period	Discount Rate (%)	Amount
Land and buildings
Handsets base stations	1~20 years	0.37~2.00	$7,440,829
Others	1~30 years	0.37~1.88	739,408
Equipment	1~8 years	0.37~1.68	1,860,110

			10,040,347
Less: Lease liabilities-current			(3,168,016)

Lease liabilities-noncurrent			$6,872,331

STATEMENT 11

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Amount
Depreciation	$30,227,718
Cost of products	17,904,813
Amortization	13,211,153
Salaries	9,224,709
Repair, maintenance and warranty expenses	6,735,949
Compensation	5,922,619
Others (Note)	38,574,646

$121,801,607

Note: The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 12

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total
Salaries	$6,162,549	$1,547,270	$1,205,519	$—	$8,915,338
Compensation	4,031,363	999,115	791,956	—	5,822,434
Professional service fee	2,226,206	493,631	397,406	—	3,117,243
Welfare fee	1,303,072	311,869	251,558	—	1,866,499
Depreciation	835,663	438,974	132,324	—	1,406,961
Marketing and promotion expenses	1,028,511	—	—	—	1,028,511
Expected credit loss	—	—	—	177,855	177,855
Others (Note)	3,778,033	1,693,251	345,289	—	5,816,573

	$19,365,397	$5,484,110	$3,124,052	$177,855	$28,151,414

Note: The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 13

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2024			Year Ended December 31, 2023
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$9,224,709	$8,915,338	$18,140,047	$9,209,159	$8,327,631	$17,536,790
Insurance	1,081,814	1,000,938	2,082,752	1,084,665	950,447	2,035,112
Pension	716,000	693,897	1,409,897	747,241	679,524	1,426,765
Remuneration to directors	—	46,048	46,048	—	45,475	45,475
Others	7,099,505	6,925,042	14,024,547	6,782,602	6,301,461	13,084,063

	$18,122,028	$17,581,263	$35,703,291	$17,823,667	$16,304,538	$34,128,205

Depreciation	$30,227,718	$1,406,961	$31,634,679	$30,379,815	$1,349,524	$31,729,339

Amortization	$13,211,153	$115,021	$13,326,174	$12,618,172	$109,705	$12,727,877

Note 1:	The average numbers of the Company’s employees were 20,096 and 19,922 including 10 non-employee directors in 2024 and 2023, respectively.

Note 2:

The average employee benefits expense were $1,775 thousand and $1,712 thousand for the years ended December 31, 2024 and 2023, respectively. (Which refers to [total employee benefits-total directors’ remuneration] divided by [number of employees-number of non-employee directors].)

Note 3:

The average salary expenses were $903 thousand and $881 thousand for the years ended December 31, 2024 and 2023, respectively. (Which refers to [salary expenses] divided by [number of employees-number of non-employee directors]). The change of average salary expenses is approximately 2.5%.

Note 4:	The Company does not have supervisors; therefore, there is no remuneration to supervisors.

Note 5:	The remuneration policies for directors, management personnel, and employees were as follows:

a.	General directors and independent directors:

(i)	Fixed remuneration is based on monthly basis resolved by the Board of Directors.

(ii)

Floating remuneration is based on distribution stated in the Company’s Articles of Incorporation. Please refer to Note 28(7) for details. Independent directors are excluded from the aforementioned distribution.

b.

The remuneration to management personnel is based on the executive performance management and guidelines which are linked to the Company’s performance, business unit performance and personal performance. In addition, the result of ESG sustainable development is taken into consideration for the floating remuneration.

c.	Compensation to employees is based on the Company’s salary guidance.

d.	The remuneration to directors and management personnel are evaluated regularly and determined by the compensation committee of the Company.

Note 6:	The Company’s salary expenses refer to recurring grants such as base salary, job premiums, and overtime pay, etc.